United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

This notice is not an offer to sell securities in the United States. Any transactions involving offers of securities referred to in this notice cannot, and will not, be carried out by the Company or its affiliates absent registration or an exemption from registration. The stock swap merger is being conducted pursuant to the Brazilian Corporation Law. It involves securities of Brazilian companies and is subject to disclosure requirements that are different from those of the United States. It is expected that the stock swap merger will be conducted pursuant to exemptions from registration provided under the US Securities Act of 1933, as amended, or the Securities Act. The new VCP common shares that will be distributed to Aracruz shareholders in connection with the stock swap merger, if approved, have not yet been registered with the Securities and Exchange Commission, or the SEC. If the stock swap merger is approved, VCP intends to (1) register with the SEC under the US Securities Exchange Act of 1934, as amended, the new VCP common shares and (2) submit a listing application to the New York Stock Exchange for the new VCP ADSs that, in each case, will be distributed to holders of Aracruz shares and ADSs, respectively, as a result of the stock swap merger. Neither Aracruz nor VCP or any of their respective affiliates is asking you to send them a proxy and you are requested not to send a proxy to Aracruz, VCP or any of their respective affiliates.

This is a summary of the resolutions unanimously approved by the Board of Directors of Aracruz Celulose S.A. ("Aracruz") at the Board of Directors' extraordinary meeting held on July 21, 2009, at 3:00 p.m., exceptionally held at the headquarters of Votorantim Industrial S.A., at Rua Amauri, 255, 13th floor, in the City of São Paulo.

Summary:

1. On June 1, 2009, in a joint meeting of the Board of Directors of Aracruz Celulose S.A. (“Aracruz”) and of Votorantim Celulose e Papel S.A. (“VCP”), the exchange ratio of 0.1347 share of VCP for each and every one of the Aracruz shares was approved in connection with Aracruz's stock swap merger with VCP. This decision was based on reports prepared by Special Independent Committees of each company, formed pursuant to CVM Practice Bulletin (Parecer de Orientação) No. 35/08, under the assumption that the Aracruz preferred shares would be exchanged for VCP preferred shares, which in turn would be converted into VCP common shares.

2. Subsequently to the said joint meeting of the two Boards of Directors, all preferred shares issued by VCP were converted into VCP common shares, at a ratio of 0.91 VCP common shares for each and every one of the VCP preferred shares, as a result of the Extraordinary General Shareholders’ Meeting of VCP held on May 30, 2009.

3. Aracruz, by its turn, although having approved an identical resolution at an Extraordinary General Shareholders’ Meeting held on May 30, 2009, did not succeed in consummating the conversion of its preferred shares into Aracruz common shares because quorum for a valid deliberation of the holders of preferred shares for this purpose was not obtained at two consecutive Special Meetings of Aracruz's Preferred Shareholders. Aracruz has already called another Extraordinary General Shareholders’

to be held on July 30, 2009, with the purpose of reverting the decision of its common shareholders to convert all of the Aracruz preferred shares into Aracruz common shares.

4. In light of these circumstances, the Board of Directors of Aracruz requested the Special Independent Committee of Aracruz to examine the effects of these facts on the stock swap merger exchange ratio that had been previously approved, deliberating thereupon pursuant to its beliefs.

5. The Special Independent Committee of Aracruz analyzed the conversion of the Aracruz preferred shares into Aracruz common shares in light of similar conversion transactions, as well as the trading prices of shares issued by companies with common and preferred stock liquidity on the São Paulo Stock Exchange (BM&F Bovespa). The Committee recommended to the Board of Directors of Aracruz a 0.78 to 1.0 interval for the adjustment of the stock swap merger exchange ratio for the exchange of the Aracruz preferred shares for VCP common shares. Following the recommendation of the Committee and in an attempt to maintain a certain symmetry with the preferred-to-common stock conversion ratio applicable to the VCP conversion, the Board of Directors of Aracruz adopted a 0.91 adjustment factor to be applied to the stock swap merger exchange ratio for the exchange of the Aracruz preferred shares for VCP common shares, so that such exchange ratio be set at 0.1226 VCP common share for each and every one of the Aracruz preferred shares.

6. Given all the data and information referred to above, the Board of Directors of Aracruz decided to accept the Committee’s recommendation and submit to the deliberation of the Aracruz shareholders the stock swap merger of Aracruz into VCP, resulting in the exchange of the Aracruz shares for VCP shares at a ratio of 0.1347 VCP common share for each and every one of the Aracruz common shares and 0.1226 VCP common share for each and every one of the Aracruz Class A Preferred and Class B Preferred Shares.

7. In light of the decisions above, the Board of Officers of Aracruz is hereby fully authorized to perform all acts necessary to formalize said decisions, including the execution of the Protocol and Justification for the Stock Swap Merger (Instrumento de Protocolo e Justificação de Incorporação de Ações), pursuant to Law no. 6.404, of December 15, 1976, as amended (“Brazilian Corporation Law”), and CVM Instruction no. 319, of December 3, 1999, to be executed between the Company, as the target (incorporada), and VCP, as the acquirer (incorporadora), with a view to merging the Aracruz shares held by its non-controlling shareholders into VCP’s assets and ascribing VCP common shares to such non-controlling shareholders. As a result, the Company will be transformed into a wholly-owned subsidiary of VCP, pursuant to Section 252 of the Brazilian Corporation Law.

São Paulo, SP, July 21, 2009 Marcos Grodetzky Investor Relations Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer